UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36150

CUSIP Number: 83587F202

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Sorrento Therapeutics, Inc.

Full Name of Registrant

QuikByte Software, Inc.

Former Name if Applicable

9380 Judicial Drive

Address of Principal Executive Office (Street and Number)

San Diego, California 92121

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sorrento Therapeutics, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”).

As a result of acquisitions and other one-time items occurring late in the fourth quarter of fiscal year 2016, the Company has determined that it is unable to file the Form 10-K within the prescribed time period and will require additional time for compilation and review to ensure adequate disclosure of certain information required to be included in the Form 10-K. The Form 10-K will be filed as soon as possible following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin Herde	(858)	210-3736
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Sorrento Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2017	By:	/s/ Henry Ji, Ph.D.
Henry Ji, Ph.D.
President and Chief Executive Officer